Exhibit 99.1

Press Release

Eltek Ltd. Reports 2023 Second Quarter Financial Results

Petach Tikva, Israel (August 21, 2023) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended June 30, 2023.

Second Quarter 2023 Highlights

◾	Revenues were $11.0 million, 21% up over Q2 2022

◾	Operating profit was $1.4 million, 300% up over Q2 2022

◾	Profit before tax was $1.6 million (2022 Q2 - $1.0 million)

◾	Net income was $1.3 million or $0.22 per fully diluted share, 74% up over Q2 2022

◾	As of June 30, 2023 cash and cash equivalents amounted $8.3 million, after full repayment of bank loans.

"We are proud to announce our strong second quarter results for 2023, with a growth of 21% in sales compared to the same quarter last year. The second quarter is characterized by a relatively low number of working days due to holidays. Despite this, we managed to achieve $11 million in sales," said Eli Yaffe, CEO of Eltek.

"Throughout the quarter, we continued to experience the demand for our high-end, high-reliability products. In light of the continued demand for our products, we continue our efforts to recruit employees and to procure and install new machines that will enable us to increase manufacturing capacity," continued Mr. Yaffe.

"Earlier this month, we were informed by the Ministry of Environmental Protection that it rejected our claim to reduce the clean air penalty imposed on us. Therefore, we have provided a full allowance for this penalty in our Q2 interim financial statements and recorded a one-time expense in the amount of $0.35 million," concluded Mr. Yaffe.

Second Quarter 2023 GAAP Financial Results

Revenues for the second quarter of 2023 were $11.0 million, compared to $9.1 million in the second quarter of 2022;

Gross profit for the second quarter of 2023 was $3.0 million (27% of revenues) compared to $1.7 million (18% of revenues) in the second quarter of 2022;

Operating profit for the second quarter of 2023 was $1.4 million compared to operating profit of $0.3 million in the second quarter of 2022;

Profit before income tax for the second quarter of 2023 was $1.6 million compared to $1.0 million in the second quarter of 2022;

Net income for the second quarter of 2023 was $1.3 million or $0.22 per fully diluted share compared to net income of $0.8 million or $0.13 per fully diluted share in the second quarter of 2022;

Second Quarter 2023 Non-GAAP Financial Results

EBITDA for the second quarter of 2023 was $1.7 million (15.3% of revenues) compared to EBITDA of $0.8 million (8.7% of revenues) in the second quarter of 2022;

First Six Months 2023 GAAP Financial Results

Revenues for the first six months of 2023 were $22.5 million compared to $18.8 million in the first six months of 2022;

Gross profit for the first six months of 2023 was $6.0 million (26% of revenues) compared to $3.6 million (19% of revenues) in the first six months of 2022;

Operating profit for the first six months of 2023 was $3.0 million compared to operating profit of $1.0 million in the first six months of 2022;

Financial income for the first six months of 2023 was $0.4 million compared to financial income of $0.7 million in the first six months of 2022. Financial income primarily results from the erosion of the NIS against the US dollar.

Profit before income tax for the first six months of 2023 was $3.5 million compared to $1.7 million in the first six months of 2022;

Net profit for the first six months of 2023 was $2.9 million or $0.49 per fully diluted share compared to net profit of $1.4 million or $0.24 per fully diluted share in the first six months of 2022;

First Six Months 2023 Non-GAAP Financial Results

EBITDA for the first six months of 2023 was a $3.6 million (16% of revenues) compared to EBITDA of $1.9 million (10% of revenues) in the first six months of 2022;

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Today, Monday, August 21, 2023, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
(Unaudited, in thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Revenues	11,043	9,089	22,513	18,844
Costs of revenues	(8,091)	(7,411)	(16,546)	(15,205)

Gross profit	2,952	1,678	5,967	3,639

Selling, general and administrative expenses	(1,543)	(1,306)	(2,960)	(2,598)
R&D expenses, net	(15)	(26)	(24)	(44)

Operating profit	1,394	346	2,983	997

Financial income (expenses), net	190	611	477	732

Income before income tax	1,584	957	3,460	1,729

Taxes on income	271	204	585	344

Net income	1,313	753	2,875	1,385

Earnings per share:
Basic and diluted net profit per ordinary share	0.22	0.13	0.49	0.24

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,908	5,850	5,879	5,846
Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,943	5,850	5,897	5,846

Eltek Ltd.
Consolidated Balance Sheets
(Unaudited, in thousands US$)

	June 30,	December 31,
	2023	2022

Assets

Current assets:
Cash and cash equivalents	8,330	7,366
Receivables: Trade, net of provision for doubtful accounts	11,383	10,116
Other	733	282
Inventories	5,688	5,130
Prepaid expenses	326	504

Total current assets	26,460	23,398

Long term assets:
Restricted deposits	-	202
Severance pay fund	56	59
Deferred tax assets and long term tax receivables, net	1,808	2,496
Operating lease right of use assets	6,742	7,156
Total long term assets	8,606	9,913

Fixed assets, less accumulated depreciation	6,399	7,674

Total Assets	41,465	40,985

Liabilities and Shareholder's equity

Current liabilities:
Short-term credit and current maturities of long-term debts	-	702
Accounts payable: Trade	4,690	4,793
Other	6,352	4,133
Short-term operating lease liabilities	788	846

Total current liabilities	11,830	10,474

Long-term liabilities:
Long term debt, excluding current maturities	-	2,768
Employee severance benefits	288	280
Long-term operating lease liabilities	6,058	6,443

Total long-term liabilities	6,346	9,491

Shareholders' equity:
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at June 30, 2023 and December 31, 2022; Issued and outstanding: 5,907,715 shares at June 30, 2023 and 5,849,678 shares at December 31, 2022	5,353	5,305
Additional paid-in capital	23,113	22,862
Cumulative foreign currency translation adjustments	140	1,189
Capital reserve	1,681	1,537
Accumulated deficit	(6,998)	(9,873)
Total shareholders' equity	23,289	21,020
Total liabilities and shareholders' equity	41,465	40,985

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

GAAP net Income	1,313	753	2,875	1,385
Add back items:

Financial expenses (income), net	(190)	(611)	(477)	(732)
Income tax expenses	271	204	585	344
Depreciation and amortization	301	445	630	880
Non-GAAP EBITDA	1,695	791	3,613	1,877

Eltek Ltd.
Consolidated Statement of  Cash flow
(Unaudited, in thousands US$)

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

Cash flows from operating activities:

Net Income	1,313	753	2,875	1,385
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation and amortization	301	445	630	880
Stock-based compensation	72	64	144	117
Decrease in deferred tax assets and long term tax receivable	260	194	566	335
	633	703	1,340	1,332

Decrease (increase) in operating lease right-of-use assets	11	(8)	(22)	(4)
Decrease (increase) in trade receivables	(1,896)	(1,140)	(1,784)	(2,300)
Decrease (increase) in other receivables and prepaid expenses	214	165	(311)	83
Decrease (increase) in inventories	(496)	(57)	(809)	(731)
Increase (decrease) in trade payables	(307)	301	105	786
Increase (decrease) in other liabilities and accrued expenses	629	(204)	1,477	302
Increase (decrease) in employee severance benefits, net	17	(2)	22	-
	(1,828)	(945)	(1,322)	(1,864)

Net cash provided by operating activities	118	511	2,893	853

Cash flows from investing activities:
Purchase of fixed assets	(406)	(326)	(711)	(615)
Insurance Proceeds	2,000	-	2,000	-
Restricted deposits	192	(1)	192	(1)
Net cash provided by (used in) investing activities	1,786	(327)	1,481	(616)

Cash flows from financing activities:
Exercise of options	299	-	299	25
Repayment of long-term loans from bank	(1,768)	(144)	(3,348)	(258)
Repayment of credit from fixed asset payables	-	(3)	-	(7)
Net cash provided by (used in) financing activities	(1,469)	(147)	(3,049)	(240)

Effect of translation adjustments	(164)	(845)	(361)	(1,034)

Net increase (decrease) in cash and cash equivalents	271	(808)	964	(1,037)

Cash and cash equivalents at the beginning of the period	8,059	9,054	7,366	9,283

Cash and cash equivalents at the end of the period	8,330	8,246	8,330	8,246